December 15, 2006

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Material Fact Notice filed with Brazilian SEC on December 13, 2006 (in English)*

2. *Material Fact Notice filed with Brazilian SEC on December 13, 2006 (in Portuguese)*

3. *Calendar of Corporate Events for 2006, refiled with Brazilian SEC on December 11, 2006 (in Portuguese) – date of Public Presentation for Analysts was altered to December 18, 2006*

4. *Consolidated Share Ownership Form filed with Brazilian SEC on December 11, 2006 (in Portuguese) – contains information regarding Controlling Shareholder and Related-Party's sales and acquisitions of MMX's shares*

5. *Related-Party Agreement filed with Brazilian SEC on December 11, 2006 (in Portuguese) – contains information regarding loan agreements with subsidiaries*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such

Dlw 12/21

documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Public Company

BOVESPA: MMXM3

MMXM3 NOVO MERCADO BOVESPA BRASIL

CENTENNIAL ASSET PARTICIPAÇÕES AMAPÁ S.A.

CNPJ/MF: 07.950.674/0001-04

Public Company

BOVESPA: CTAP3

MATERIAL FACT NOTICE

MMX Mineração e Metálicos S.A. ("MMX") and Centennial Asset Participações Amapá S.A. ("Centennial Amapá") jointly present hereby, pursuant to Article 157 of Law no. 6.404/76, as well as based on CVM Ordinance no. 358/02, the following material fact notice:

1. Centennial Asset Mining Fund LLC ("Centennial Asset"), controlling shareholder of Centennial Amapá, holding the totality of its outstanding capital stock, has executed on December 12, 2006 a definitive share purchase agreement (as well ancillary documents thereto) with U.S. mining company Cleveland Cliffs, Inc. ("Cliffs") to sell a 30% equity interest in the Amapá Project (as defined below) through the sale of 100% of the shares of Centennial Amapá to Cliffs.

2. Centennial Amapá owns 30% of MMX Amapá Mineração Ltda.'s ("MMX Amapá") capital stock, while the remaining 70% belong to MMX. MMX Amapá develops and operates the MMX Amapá integrated mining system, which is expected to produce as soon as it becomes fully operational 6.5 million tons of iron ore concentrate annually (the "Amapá Project"). MMX estimates that the Amapá Project will require investments that total *circa* US$275 million. These investments will be obtained via loan facilities and direct equity contributions by the shareholders of MMX Amapá.

3. Under the definitive share purchase agreement, Cliffs would purchase 100% of the shares of Centennial Amapá for US$133 million as cash consideration. The closing of the transaction is expected to take place on the first quarter of 2007 and is subject to completion of the Amapá Project financing, final due-diligence by Cliffs, regulatory approvals (including CVM applicable waivers and clearances) and those others which are customary to similar transactions.

4. The transaction referred to herein has been approved by the Board of Directors of both MMX (independent members unanimous approval) and Centennial Amapá on December 12, 2006.

Further information shall be obtained in ri@mmx.com.br and/or marcelo.cheniaux@ebx.com.br.

Rio de Janeiro, December 13, 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Executive and Investors Relations Officer

CENTENNIAL ASSET PARTICIPAÇÕES AMAPÁ S.A.
Marcelo Adler Cheniaux
Investors Relations Officer

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

CENTENNIAL ASSET PARTICIPAÇÕES AMAPÁ S.A.

CNPJ/MF: 07.950.674/0001-04

Companhia Aberta

BOVESPA: CTAP3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX") e a Centennial Asset Participações Amapá S.A. ("Centennial Amapá") vêm, em atendimento ao disposto no artigo 157 da Lei n.° 6.404/76, bem como ao que prevê a Instrução CVM n° 358/02, comunicar ao mercado o que segue:

1. A Centennial Asset Mining Fund LLC ("Centennial Asset"), acionista controladora da Centennial Amapá, detentora de quase a totalidade do seu capital social, celebrou em 12 de dezembro de 2006 um contrato definitivo de compra e venda de ações (bem como demais contratos acessórios) com a mineradora norte-americana Cleveland-Cliffs, Inc. ("Cleveland-Cliffs"), por meio do qual esta última irá adquirir a totalidade da participação detida pela Centennial Asset no capital social da Centennial Amapá.

2. A Centennial Amapá é detentora de 30% do capital social da MMX Amapá Mineração Ltda. ("MMX Amapá"), sendo a participação majoritária, equivalente aos 70% restantes, pertencente à MMX. A MMX Amapá opera o Sistema Integrado MMX Amapá ("Sistema Amapá"), que deverá produzir 6,5 milhões de toneladas de minério de ferro por ano tão-logo se torne plenamente operacional. A MMX estima que o Sistema Amapá demandará cerca de US$275 milhões em investimento, a ser aportado por meio de linhas de financiamento e pelos acionistas da MMX Amapá.

3. Nos termos do contrato definitivo de compra e venda de ações, a Cleveland-Cliffs irá pagar US$133 milhões em espécie para efetivar a compra de 100% das ações detidas pela Centennial Asset no capital social da Centennial Amapá. Adicionalmente, a Cleveland-Cliffs irá contribuir com 30% dos investimentos requeridos pelo Sistema Amapá.

4. A conclusão da presente operação deverá ocorrer no primeiro trimestre de 2007 e está sujeita à implementação do financiamento para o Sistema Amapá, finalização do processo de *due-diligence* pela Cleveland-Cliffs, Inc., obtenção das aprovações regulatórias necessárias (incluindo as respectivas autorizações da CVM) e outras mais costumeiras a esse tipo de negócio.

5. A MMX informa, por fim, que o seu Conselho de Administração aprovou a operação em tela, de forma unânime e sem ressalvas, e pelo voto afirmativo da totalidade dos seus membros independentes, por meio da reunião realizada em 12 de dezembro de 2006.

Maiores informações poderão ser obtidas por meio dos seguintes e-mails: ri@mmx.com.br e/ou marcelo.cheniaux@ebx.com.br.

Rio de Janeiro, 13 de dezembro de 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

CENTENNIAL ASSET PARTICIPAÇÕES AMAPÁ S.A.
Marcelo Adler Cheniaux
Diretor de Relações com Investidores

CALENDÁRIO DE EVENTOS CORPORATIVOS

Denominação Social	**MMX Mineração e Metálicos S.A.**
Endereço da Sede	**Praia do Flamengo, 154 – 5º. Andar, Flamengo, Rio de Janeiro, RJ**
Endereço na Internet	**www.mmx.com.br**
Diretor de Relações com Investidores	**Nome: Luiz Rodolfo Landim**
	E-mail: ri@mmx.com.br
	Telefone(s): (21) 2555-5563
	Fax: (21) 2555-5560
Responsável pela Área de Relações com Investidores	**Nome: Elizabeth Cruz**
	E-mail: ri@mmx.com.br
	Telefone(s): (21) 2555-5634
	Fax: (21) 2555-5501
Jornais (e localidades) em que publica seus atos societários	**Diário Oficial do Estado do Rio de Janeiro – DORJ e Valor Econômico.**
A Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme Cláusula Compromissória constante do seu Estatuto Social.	

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, quando for o caso, relativas ao exercício social findo em 31/12/2005	
EVENTO	**DATA**
Disponibilização aos Acionistas	**28/03/2006**
Publicação	**31/03/2006**
Envio à BOVESPA	**04/04/2006**

Demonstrações Financeiras Padronizadas – DFP, relativas ao exercício social findo em 31/12/2005	
EVENTO	**DATA**
Envio à BOVESPA	**30/03/2006**

Informações Anuais – IAN, relativas ao exercício social findo em 31/12/2005	
EVENTO	**DATA**
Envio à BOVESPA	**08/06/2006**

Informações Trimestrais – ITR	
EVENTO	**DATA**
Envio à BOVESPA	
Referentes ao 1º trimestre	**03/05/2006**
Referentes ao 2º trimestre	**14/08/2006**
Referentes ao 3º trimestre	**14/11/2006**

Informações Trimestrais em inglês ou de acordo com padrões internacionais	
EVENTO	**DATA**
Envio à BOVESPA	
Referentes ao 2º trimestre	**22/08/2006**
Referentes ao 3º trimestre	**28/11/2006**

Reunião Pública com Analistas	
EVENTO	**DATA**
Realização de Reunião Pública com Analistas, aberta a outros interessados • **SP**	**18/12**

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de novembro de 2006 e 30 de novembro de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2.430.584	61,83%	61,83%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2.430.584	61,83%	61,83%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de novembro de 2006 e 30 de novembro de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	256	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	256	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de novembro de 2006 e 30 de novembro de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	160	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	160	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

CONTRATOS COM PARTES RELACIONADAS

Item	Contratos com o mesmo grupo Objeto e características do Contrato	Vínculo com a Cia. (1)	Valor Original		Data de Vencimento ou Prazo	Condições de Rescisão ou de Término	Saldo Remanescente	
			R$ mil	Data			R$ mil	Data
01	Contrato de Mútuo celebrado com MMX Amapá Mineração Ltda., realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 105% do CDI por ano. Objeto: empréstimo oneroso de Reais (a Companhia é credora da MMX Amapá Mineração Ltda.).	Controlada	3.165	Março/2006	Abril/2007	Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.)	2.610	Setembro2006
02	Contrato de Mútuo celebrado com MMX Minas-Rio Mineração e Logística Ltda., realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 105% do CDI por ano. Objeto: empréstimo oneroso de Reais (a Companhia é credora da MMX Minas-Rio Mineração e Logística Ltda.).	Controlada	6.495	Março/2006	Abril/2007	Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.)	2.045	Setembro/2006

ITEM	CONTRATOS COM O MESMO GRUPO OBJETO E CARACTERÍSTICAS DO CONTRATO	VÍNCULO COM A CIA. (1)	VALOR ORIGINAL		DATA DE VENCIMENTO OU PRAZO	CONDIÇÕES DE RESCISÃO OU DE TÉRMINO	SALDO REMANESCENTE	
			R$ MIL	DATA			R$ MIL	DATA
03	Contrato de Mútuo celebrado com Eike F. Batista, realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 105% do CDI por ano. Objeto: empréstimo oneroso de Reais (Eike F. Batista é credor da Companhia).	Controlador	338	Dezembro /2005	Dezembro /2006	Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.)	338	Setembro/2006
04	Contrato de Mútuo celebrado com MMX Metálicos Brasil Ltda., realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 105% do CDI por ano. Objeto: empréstimo oneroso de Reais (a Companhia é credora da MMX Metálicos Brasil Ltda.).	Controlada	720	Junho/2006	Junho/2007	Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.)	498	Setembro/2006
05	Contrato de Mútuo celebrado com MMX Corumbá Mineração Ltda., realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 105% do CDI por ano. Objeto: empréstimo oneroso de Reais ((a Companhia é credora da MMX Corumbá Mineração).	Controlador	10.001	Agosto/2006	Agosto/2007	Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.)	10.001	Setembro/2006

ITEM	CONTRATOS COM O MESMO GRUPO OBJETO E CARACTERÍSTICAS DO CONTRATO	VÍNCULO COM A CIA. (1)	VALOR ORIGINAL		DATA DE VENCIMENTO OU PRAZO	CONDIÇÕES DE RESCISÃO OU DE TÉRMINO	SALDO REMANESCENTE	
			R$ MIL	DATA			R$ MIL	DATA
05	Contrato de Mútuo celebrado com MMX Logística do Amapá Ltda., realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 105% do CDI por ano. Objeto: empréstimo oneroso de Reais ((a Companhia é credora da MMX Logística do Amapá).	Controlador	2.000	Setembro /2006	Setembro /2007	Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.)	2.000	Setembro/2006
05	Contrato de Mútuo celebrado com MMX Amapá Mineração Ltda., realizado em condições usuais de mercado para esse tipo de operação. Taxa de Correção da Quantia Devida: 105% do CDI por ano. Objeto: empréstimo oneroso de Reais (a Companhia é credora da MMX Amapá Mineração Ltda.).	Controlador	18.053	Setembro /2006	Setembro /2007	Condições padrões (e.g.: hipóteses de vencimento antecipado, inadimplemento, etc.)	18.053	Setembro/2006

Nota 1 Assinala em qual dos seguintes grupos a contraparte se enquadra: Controlada, Coligada, Administrador (ou empresa ligada a ele) ou Controlador (ou empresa ligada a ele).